UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For November 2021
Commission File Number:  1-34513

CENOVUS ENERGY INC.
(Translation of registrant’s name into English)
4100, 225 6 Avenue S.W.
Calgary, Alberta, Canada T2P 1N2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐    Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Exhibit 99.2, 99.3 and 99.4 to this report, furnished on Form 6-K, shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant’s Registration Statements under the Securities Act of 1933, as amended: Form F-10 (File No. 333-259814), Form S-8 (File Nos. 333-163397 and 333-251886), Form F-3D (File No. 333-202165).
DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  November 3, 2021

CENOVUS ENERGY INC.
(Registrant)

By:	/s/ Elizabeth A. McNamara
	Name:	Elizabeth A. McNamara
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	News Release dated November 3, 2021

99.2	Management’s Discussion and Analysis dated November 2, 2021 for the period ended September 30, 2021

99.3	Interim Consolidated Financial Statements (unaudited) for the period ended September 30, 2021

99.4	Supplemental Financial Information (unaudited) – Consolidated Interest Coverage Ratios Exhibit to September 30, 2021 Interim Consolidated Financial Statements

99.5	Form 52-109F2 Full Certificate, dated November 3, 2021, of Alex J. Pourbaix, President & Chief Executive Officer

99.6	Form 52-109F2 Full Certificate, dated November 3, 2021, of Jeffrey R. Hart, Executive Vice-President & Chief Financial Officer

101	Interactive data file